February 12, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Purnell

Re:	Vertiv Holdings Co

Registration Statement on Form S-1

Filed February 7, 2020

File No. 333-236334

Dear Ms. Purnell:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Vertiv Holdings Co respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:00 p.m. Washington D.C. time on February 14, 2020, or as soon thereafter as practicable.

Please call Michelle Gasaway of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5122 to provide notice of the effectiveness of the Registration Statement.

* * *

[Signature Page Follows]

Very truly yours,

VERTIV HOLDINGS CO

By:	/s/ Colin Flannery
Name:	Colin Flannery
Title:	General Counsel and Corporate Secretary

cc:	Gregg A. Noel

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Rob Johnson

Chief Executive Officer

Vertiv Holdings Co

[Signature Page to Acceleration Request Letter]